SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 3)
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADAMS RESPIRATORY THERAPEUTICS, INC.

(Name of Subject Company)
ADAMS RESPIRATORY THERAPEUTICS, INC.

(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
00635P107

(CUSIP Number of Class of Securities)
Walter E. Riehemann
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary
4 Mill Ridge Lane, Chester, New Jersey 07930
(908) 879-1400

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
J. Vaughan Curtis
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2007, by Adams Respiratory Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the tender offer by Twickenham Inc. (“Purchaser”), a Delaware corporation and an indirectly wholly owned subsidiary of Reckitt Benckiser Group plc, a United Kingdom corporation (“Reckitt Benckiser”), disclosed in a Tender Offer Statement on Schedule TO dated December 21, 2007 and filed with the SEC, to acquire each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Shares”) in exchange for $60.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes under applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2007, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by adding the following new paragraph immediately after the last paragraph of the section captioned “Antitrust”:
     “On January 4, 2007, the FTC granted early termination of the required waiting period under the HSR Act applicable to the Offer and the Merger. The early termination of the waiting period under the HSR Act satisfies the condition to the Offer that the waiting period under the HSR Act applicable to the Offer and the Merger has expired or been terminated.”
Item 9. Material to be Filed as Exhibits.
     The following exhibits are filed with this Amendment.

Exhibit No.	Description
(a)(8)	Joint press release issued by the Company and Parent, dated January 8, 2008, announcing the early termination of the waiting period under the HSR Act applicable to the Offer and the Merger.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 8, 2008

ADAMS RESPIRATORY THERAPEUTICS, INC.
/s/ Walter E. Riehemann
By: Walter E. Riehemann
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary